

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46630

SEC Mail Processing Section
NOV 29 2010
Washington, DC
200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PETROLEUM CLEARINGHOUSE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. SAM HOUSTON PKWY., WEST, SUITE 150
(No. and Street)

HOUSTON (City) TEXAS (State) 77067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Polito 832-601-7602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HEIN & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Ray Olive, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, Inc, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TERRELL T. GERARD
MY COMMISSION EXPIRES
May 23, 2011

President/Treasurer
Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

The Petroleum Clearinghouse, Inc.

Financial Statements
For the Year Ended September 30, 2010

THE PETROLEUM CLEARINHOUSE, Inc.

INDEX TO FINANCIAL STATEMENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Petroleum Clearinghouse, Inc.

We have audited the accompanying statement of financial condition of The Petroleum Clearinghouse, Inc. (the "Company") as of September 30, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HEIN & ASSOCIATES LLP

Denver, Colorado
November 15, 2010

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 25,499
Prepaid expense	2,700
Total current assets	28,199
TOTAL ASSETS	$ 28,199

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Payables to affiliate	$ 5,074
Total current liabilities	5,074
COMMITMENTS AND CONTINGENCIES (Note 1)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	47,237
Accumulated deficit	(24,122)
Total stockholder's equity	23,125
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 28,199

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2010

RETENTION FEE REVENUE	$ 208,879
OPERATING EXPENSES:	
Management service fee	166,566
Administrative fee and expenses	43,802
Occupancy fee	6,663
Total operating expenses	217,031
LOSS FROM OPERATIONS	(8,152)
Income tax expense	–
NET LOSS	$ (8,152)

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, October 1, 2009	1,000	$ 10	$ 47,237	$ (15,970)	$ 31,277
Net loss	–	–	–	(8,152)	(8,152)
Balances, September 30, 2010	1,000	$ 10	$ 47,237	$ (24,122)	$ 23,125

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2010

OPERATING ACTIVITIES:	
Net loss	$ (8,152)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in payable to affiliate	6,998
Decrease in prepaid expense	114
Net cash used in operating activities	(1,040)
DECREASE IN CASH AND CASH EQUIVALENTS	(1,040)
CASH AND CASH EQUIVALENTS, beginning of period	26,539
CASH AND CASH EQUIVALENTS, end of period	$ 25,499

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS**:

The Petroleum Clearinghouse, Inc. (the Clearinghouse or the Company) was incorporated in the state of Delaware on January 1, 2005. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the Securities Act). The Company is a wholly owned subsidiary of Petroleum Clearinghouse Holdings, LLC, a wholly owned subsidiary of P2 Acquisition LLC (P2).

The purpose of the Company is to hold and maintain the broker-dealer license. The Company entered into a Management Services Agreement (MSA) with The Oil and Gas Clearinghouse, LLC (OGAC) in October 2009. Under the terms of the MSA, OGAC pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, pays OGAC monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days' advance notice.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification ™ sometimes referred to as the Codification or ASC.

The Company evaluated subsequent events after the balance sheet date of September 30, 2010 through November 15, 2010.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a set monthly retention fee as specified in the Management Services Agreement with The Oil and Gas Clearinghouse, LLC.

Income Taxes – Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying statement of financial condition, and for operating loss and tax credit carryforwards. Through September 30, 2010, such differences and carryforwards were fully offset by a valuation allowance.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and payable to affiliate. The Company places its cash with financial institutions that management believes are creditworthy.

3. **NET CAPITAL:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2010, the excess net capital of the Clearinghouse was $15,425, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. **INCOME TAXES:**

The Company's deferred tax asset as of September 30, 2010, was approximately $9,100 and consisted mainly of net operating loss carryforwards of approximately $47,900 which will begin to expire in 2024. The Company has recorded a valuation allowance against the full value of its deferred tax asset as it is more likely than not that the asset will not be realizable. The valuation allowance increased by approximately $1,600 for the year ended September 30, 2010. The difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 15% to income before income taxes for the year ended September 30, 2010, consisted of state income taxes and the increase in the valuation allowance.

Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* (Interpretation 48) included in FASB ASC Subtopic 740-10, *Income Taxes – Overall,* as of October 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon review. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of September 30, 2010. There are currently no federal or state income tax examinations underway. The Company's tax years of 2007 and forward are subject to examination by federal and state taxing authorities. The Company recognizes interest and penalties related to income tax in income tax expense. As of September 30, 2010, there were no such expenses.

5. **PAYABLE TO AFFILIATE:**

The payable to affiliate of $5,074 results from transactions where OGAC incurred expenses for which the Company is responsible.

6. **RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS:**

The accompanying audited 2010 financial statements reflect certain adjustments to amounts previously reported in the 2010 first quarter Financial and Operational Combined Uniform Single Report (FOCUS Report) filed with the Securities and Exchange Commission. Specifically, the FOCUS Report was adjusted by $1,270 of expense that related to a timing issue on the amortization of the Financial Industry Regulatory Authority (FINRA) fees.

SCHEDULES

THE PETROLEUM CLEARINGHOUSE, INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2010

STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	23,125
LESS NONALLOWABLE ASSETS:		
Prepaid expenses		(2,700)
Net capital		20,425
NET CAPITAL REQUIREMENT:		
The greater of $5,000, or aggregate indebtedness not to exceed 1,500% of net capital		5,000
EXCESS NET CAPITAL	$	15,425

See accompanying Report of Independent Auditors.

THE PETROLEUM CLEARINGHOUSE, INC.

SCHEDULE 2 – OTHER REQUIRED INFORMATION

SEPTEMBER 30, 2010

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying Report of Independent Auditors.

SUPPLEMENTARY INFORMATION


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

The Board of Directors
The Petroleum Clearinghouse, Inc.

In planning and performing our audit of the financial statements of Petroleum Clearinghouse, Inc. (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected, on a timely basis, by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



HEIN & ASSOCIATES LLP

Denver, Colorado
November 15, 2010